02052803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
AUG 2 2 2002
1086

PE

August 22, 2002

YELL FINANCE B.V.
(Translation of Registrant's Name Into English)

Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - ______.

PROCESSED
AUG 2 6 2002
P THOMSON
FINANCIAL

YELL

August 22, 2002

news release **news release** **news release**

YELL FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30 2002

Continued good progress in both UK and US businesses

HIGHLIGHTS

- McLeod included for the first time
- Group turnover up 28% to £248.5m; up 4% excluding McLeod
- UK - Yellow Pages sales up 6.3% representing 10.7% underlying increase offset by 4.4% decrease in advertising rates as a result of RPI-6% price cap
- US - Yellow Book sales up 8.6% equivalent to 12.9% at last year's exchange rates
  - McLeod results represent pre-acquisition sales generation
- Adjusted EBITDA up 30% to £70.6m; up13% excluding McLeod
- Strong operating cashflow after capex of £73.2m and cash conversion rate of 104%
- Operating profit up 40% to £65.3 million pre goodwill amortisation of Yell and McLeod acquisitions and costs of withdrawn IPO
- Loss before tax of £30.9m reflecting capital structure relating to purchase of Yell from BT, the McLeod acquisition and the costs of the withdrawn IPO

John Condron, chief executive of Yell, said:

"These results show the continued good progress of our businesses both in the UK and the US. They also demonstrate the strength of our management over a period when substantial focus was needed on our potential flotation.

"In the UK, Yellow Pages has grown over 6% even though average advertising rates reduced by more than 4% as a result of RPI-6. We are on track to achieve 100,000 new customers this year, for the third year running.

"In the US, the growth in Yellow Book East (formerly Yellow Book) - 13% revenue growth in dollar terms - showed the continuing market share shift to independent directories of which Yell is the largest publisher. Yellow Book East is also starting to show the benefits of our past investment in new directories with adjusted EBITDA margins doubling from 7% to 14%. Overall, the results show the increase in scale in the US, but do not yet reflect the synergies of integrating McLeod, which we have renamed Yellow Book West.

"Yell has a powerful platform to continue delivering improved results. Our operational focus will remain upon growing our customer base through improved products and services and growing our margins through the progressive maturing of our US directories portfolio and securing the revenue and cost benefits of integrating our Yellow Book East and West operations."

John Davis, chief financial officer of Yell, said:

"Yell's headline numbers obviously show big increases because of the inclusion of Yellow Book West, which we acquired on April 16 this year. Stripping out the impact of this, the strength of our performance is shown by the same market growth in sales and the increase in adjusted EBITDA margin, operating cash inflow and cash conversion. The fact that our numbers have been achieved in spite of the price reductions in the UK and a significant weakening in the dollar exchange rate, underscores the strength and potential of our businesses.

"At an operating profit level, comparisons with last year need to allow for £15 million of administrative exceptional costs relating to our withdrawn flotation and a £17 million increase in goodwill amortisation arising from the Yell purchase and McLeod acquisition, partially offset by a £3 million reduction in US management incentive costs for a scheme which ended in June last year on leaving BT. At a pre-tax level, the result is also affected by the £47 million increase in interest charges resulting from the changed capital structure after our acquisition from BT last year. Yell's net operating cash inflow less capex, however, increased 106% to £73.2 million, and the Group has cash resources of over £121 million."

Review of results

The results for the first quarter of the year ending March 31 2003 include the successful acquisition on April 16 2002 of McLeodUSA Media Group (McLeod).

Turnover

Total Group turnover for the first quarter rose 28.2% to £248.5 million from £193.8 million. Excluding Yellow Book West, Group turnover grew 4.2% to £202.0 million. This growth was affected by a significant US dollar exchange rate impact and at last year's exchange rate, Group turnover would have grown by 5.2% to £203.8 million.

UK printed directories

Turnover from UK printed directories (Yellow Pages and Business Pages) increased by 2.1% to £128.8 million. UK growth was partially diluted by a decrease in Business Pages revenue of £4.7 million, from £10.0 million for the same period last year, due mainly to the rescheduling of two directories. These revenues will be recognised in the next quarter.

Our strategy for growing turnover within the new regulatory regime (RPI- 6% came into effect for Yellow Pages advertisements in January 2002 replacing RPI-2%) is to increase customer numbers and yield. Our first quarter results demonstrate the success of this approach. Volume and yield together grew 10.7%, underpinning a 6.3% increase in turnover after the average price reductions of 4.4% (0.7% last year) due to the new price cap.

The growth in Yellow Pages directories turnover was the result of:

- an increase in the number of unique advertisers, from 125,470 to 130,637 reflecting customer acquisition and stable customer retention, due primarily to the success of our first-year advertiser discount programmes. We are on track to meet our target of 100,000 new advertisers this year

- continuing strong advertiser yield driven by the take up of colour (17.9% of advertisers took up colour during the quarter), by customers trading up to larger advertisements and the extension of the "Move In" discount programme to quarter column display advertisements to encourage new advertisers to start higher on the advertisement ladder

As a result, we have contained the reduction in turnover per unique advertiser to only 2.0%, less than half the average price reduction of 4.4% driven by the price cap.

US printed directories

Turnover from US printed directories was £109.6 million, compared to £58.1 million. This comprised £63.1 million from Yellow Book East, an increase of 12.9% at last year's exchange rates and 8.6% at average rates for the quarter; and £46.5 million from Yellow Book West.

The increase in Yellow Book East's turnover was due to:

- same-market growth of 9.5%, excluding the Manhattan directory which was particularly affected by a disruption of the sales cycle and the impact on local market conditions as a result of the events of September 11 2001. Including the Manhattan directory, same-market growth was 4.9%

- launches of two new directories and the first year of last year's prototype directory together contributed £7.3 million

- diluted by the £2.8 million impact of the rephasing of directories

A relatively small increase in the number of unique advertisers to 34,582 from 34,352 reflects the rephasing of directories into later periods, the rescoping of community books and market conditions in Manhattan. Customer retention increased from 66.5% to 67.9% and average turnover per unique advertiser grew from £1,691 to £1,825.

Yellow Book West turnover of £46.5 million for the period from its acquisition on April 16 2002, reflected same-market growth of 2.3%. These sales were generated by McLeod prior to the acquisition and do not reflect any benefit of integration with Yellow Book East. The full impact of sales integration benefits will not be realised until next financial year - a reflection of canvass planning and lead-times.

Other UK products and services

Turnover from other products and services in the UK increased by £0.6 million, or 6.3%, driven primarily by Yell.com which grew revenues by 50.0% to £4.8 million. This more than offset small declines in Talking Pages and Yell Data.

EBITDA

EBITDA has been adjusted to exclude the £15.0 million costs associated with the withdrawn initial public offering and, in the prior year, the costs of the US management incentive scheme. Group EBITDA increased by 29.5% to £70.6 million (8.0% to £55.6 million before the adjustment). Excluding Yellow Book West, Group EBITDA would have risen 13.2% to £61.7 million. Group EBITDA margins were 28.4%, compared with 28.1% last year.

UK EBITDA rose 5.0% to £53.0 million and UK EBITDA margins rose from 37.2% to 38.2%. This improvement was driven by Yell.com where EBITDA loss fell from £3.9 million to £0.4 million. The rescheduling of the Business Pages directories will benefit EBITDA in future periods.

Yellow Book East more than doubled EBITDA from £4.0 million to £8.7 million and EBITDA margins also doubled from 6.9% to 13.8%. This significant improvement in profitability was partly the result of the non-recurrence of last year's parallel running costs of moving to a new pre-press supplier and the impact of the prototype launch last year.

Yellow Book West reported EBITDA of £8.9 million with margins at 19.1%.

Pre-tax result

The capital structure put in place last year to enable the purchase of Yell from BT and the financing associated with the acquisition of McLeod resulted in increases in the charges for interest (from £10.2 million to £57.6 million) and in non-cash goodwill amortisation (from £7.1 million to £23.6 million). Preparations for the withdrawn IPO gave rise to costs of £15.0 million. As a consequence, the group produced a pre-tax loss £30.9 million, compared to a pre-tax profit of £29.3 million for the same period last year.

Cashflow

Cash generation remains strong with net cash inflow from operations, less capital expenditure, up from £35.5 million to £73.2 million. The cash conversion rate was 103.7%. Cash inflow benefited from the timing of payments around the end of the quarter. However, there was also an underlying improvement in cash conversion.

Yell has net cash amounting to £121.3 million as at 30 June 2002.

Yell Finance BV

Yell Finance BV today announces its financial results for the three months to June 30 2002 reported under Form 6K to the SEC. A full copy of the results, together with the related operating and financial review, can be accessed at:

www.yellgroup.com/goto/announcements.html

- ends -

Contact

Yell

Media

Richard Duggleby
Tel +44 (0)118 950 6206
Mobile + 44 (0)7860 733488
E-mail richard.duggleby@yellgroup.com

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340
E-mail jon.salmon@yellgroup.com

Investors

Jill Sherratt
Tel +44 (0)1189 506 984
Mobile +44 (0)7764 879 808
E-Mail jill.sherratt@yellgroup.com

Citigate Dewe Rogerson

Anthony Carlisle
Tel +44 (0) 20 7638 9571
Orange 07973 611888

High resolution images of John Condron, Chief Executive, and John Davis, Chief Financial Officer, of Yell Group plc are available for the media free of charge from www.vismedia.co.uk

Notes to Editors

Yell Group

Yell is an international directories business operating in the classified advertising market through printed and online media. Yell's products in the UK include the Yellow Pages and Business Pages directories, Yell.com, Talking Pages and Yell Data and in the US, Yellow Book East (formerly Yellow Book) and Yellow Book West (formerly McLeod).

The Yell Group has operated as an independent group since June 22 2001, the date the businesses and companies comprising the Yell Group were purchased from BT. A new capital structure was put in place at the time of the purchase giving rise to increased goodwill amortisation and interest charges.

The acquisition of McLeod, for $600 million (£417 million), has consolidated Yell's position as the leading independent directories publisher in the United States, doubling our US geographic footprint to approximately 520 markets in 38 states and Washington, DC. We believe that the integration of McLeod into the Yell Group will allow us, over time, to improve our sales force utilisation and management in contiguous or overlapping markets, achieve significant cost savings through an improvement in volume discounts for general expenses, such as paper, pre-press costs and printing, transfer the strengths and best practices of both Yell and McLeod, and provide a more attractive and broader base for high-value national advertisers. Whilst Yell is seeing the benefits of the acquisition, most of the benefits will arise in later periods and accordingly have not been reflected in the first quarter results. The operating results include only a partial period of McLeod's results following its acquisition.

Yell Finance B.V.

Interim Financial Information for the
3 months ended 30 June 2002

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR THE THREE MONTHS ENDED 30 JUNE 2002

References to "we", "us", "our", "Yell", and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries, except as otherwise indicated; and with respect to periods prior to 22 June 2001, these terms also refer to Yellow Pages and Yellow Book businesses and companies acquired from British Telecommunications plc ("BT"). References to "McLeod" or "Yellow Book West" are to McLeodUSA Media Group, Inc. and its subsidiaries acquired on 16 April 2002.

The following information should be read in conjunction with the unaudited financial information for the Yell Group as of and for the three months ended 30 June 2002. The attached financial information has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from generally accepted accounting principles in the United States ("US GAAP").

The following discussion compares our aggregated results for the predecessor period from 1 April to 22 June 2001 and the successor period from 22 June to 30 June 2001 with our consolidated successor results for the three months ended 30 June 2002. The predecessor combined results of the Yell Group for the periods up to and including 22 June 2001 represent an aggregation of the historical results of the Yellow Pages and Yellow Book businesses and companies, as if the Yell Group had been formed as a discrete operation throughout those periods. The successor consolidated results of the Yell Group represent a consolidation of the financial information of Yell Finance B.V. and its subsidiaries after the acquisition.

Introduction

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

The Yell Purchase

The Yell Group has operated as an independent group since 22 June 2001, the date the businesses and companies comprising the Yell Group were purchased from BT. The purchase has had a significant effect on the financial results for the periods following the purchase. In particular, we borrowed £2,099.0 million to fund the purchase, which has led to a significant increase in interest payable. The £1,235.9 million increase in goodwill has given rise to a significant increase in the amortisation charge. Taking into account the increased goodwill amortisation and the increased interest charge, including the non-cash accrual of interest payable to certain investors, we have reported net losses for periods following the purchase.

The McLeod Acquisition

On 16 April 2002, we acquired McLeod, one of the largest independent directory publishers in the United States, for $600.0 million (£417.0 million) plus expenses giving rise to $482.8 million (£335.5 million) of goodwill. We borrowed $250.0 million (£173.7 million) under a senior bank facility and $250.0 million (£173.7 million) under a bridge facility, which were used together with additional funds from existing investors and unrestricted cash to finance the McLeod acquisition. The results of operations of McLeod are included in our first quarter results from the date of acquisition on 16 April 2002.

With the McLeod acquisition, we have consolidated our position as the leading independent publisher in the United States. The acquisition of McLeod doubles our geographic footprint to approximately 520 markets in 38 states and Washington, DC. We believe that the integration of McLeod into the Yell Group will allow us to, over time, improve our sales force utilisation and management in contiguous or overlapping markets, achieve significant cost savings through an improvement in volume discounts for general expenses, such as paper, pre-press costs and printing, transfer the strengths and best practices of both Yell and McLeod, and provide a more attractive and broader base for high-value national advertisers. While Yell is seeing the benefits of the acquisition, most of the benefits will arise in later periods and accordingly have not been reflected in the first quarter results. The operating results include only a partial period of McLeod's results following its acquisition.

Although our US operations operate under one management team and we are in the process of integrating all of our US operations, some operational and financial information is presented separately for Yellow Book East, formerly Yellow Book, and McLeod, now known asYellow Book West, to highlight the effect of the Yellow Book West operations on the comparative presentations and discussions of financial and operational information. We expect to report all of our US operations as one business in future periods, when the McLeod acquisition no longer affects the comparability of amounts presented.

Operating Results

Summary Results

Our operating results for the three months ended 30 June 2001 and 2002 are summarised in the table below:

	Three months ended 30 June		
	2001[1] Aggregated	2002	Change
	(£ in millions)		(%)
Group turnover	193.8	248.5	*28.2%*
Cost of sales	(84.0)	(118.1)	*40.6%*
Gross profit	109.8	130.4	*18.8%*
Distribution costs	(6.2)	(9.0)	*45.2%*
Administrative costs	(64.1)	(94.7)	*47.7%*
Operating profit before exceptional items	42.5	41.7	*(1.9)%*
Exceptional administrative costs	(3.0)	(15.0)	*400.0%*
Operating profit	39.5	26.7	*(32.4)%*
Gross profit margin (%)	56.7	52.5	
EBITDA[2]			
UK operations	50.5	53.0	*5.0%*
US operations (Yellow Book East)	1.0	8.7	*770.0%*
US operations (Yellow Book West)	-	8.9	
Group exceptional items	-	(15.0)	
Group total	51.5	55.6	*8.0%*
Adjusted EBITDA[3]			
UK operations	50.5	53.0	*5.0%*
US operations (Yellow Book East)	4.0	8.7	*117.5%*
US operations (Yellow Book West)	-	8.9	
Group total	54.5	70.6	*29.5%*
Adjusted EBITDA margin (%)	28.1	28.4	
Cash inflow from operations less capital expenditures	35.5	73.2	106.2%
Cash conversion (%)[4]	65.1	103.7	

---

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 30 June 2001 as analysed in the accompanying unaudited financial information.*

(2) *EBITDA comprises total operating profit, before depreciation and amortisation. The EBITDA disclosed here is not necessarily comparable to EBITDA disclosed by other companies because EBITDA is not uniformly defined. We believe that EBITDA is a relevant measure used by companies to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortisation policies. EBITDA should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation, as an indicator of operating performance or as an alternative to cash flow from operating activities.*

(3) *Adjusted EBITDA comprises EBITDA as described above adjusted to exclude the expenses of the withdrawn initial public offering of £15.0 million in the three months ended 30 June 2002 (2001 - £nil). Further, EBITDA has been adjusted to exclude the expenses of the management incentive plan of £3.0 million in the quarter ended 30 June 2001 as the plan was terminated as part of the Yell Purchase. Adjusted EBITDA is not a measure of financial performance under UK GAAP, however, we believe it is a relevant measurement to assess our underlying performance.*

(4) *Cash conversion represents cash flow from operations less capital expenditures as a percentage of Adjusted EBITDA.*

Certain operational results for the three months ended 30 June 2001 and 2002 are summarised in the table below:

Yell Group Operational Information	Three months ended 30 June 2001 Aggregated	2002
UK printed directories		
Unique advertisers (units) [(1)]	125,470	130,637
Number of directories published (units)	24	26
Unique advertiser retention rate (%) [(2)]	79.0	78.6
Turnover per unique advertiser (£)	1,006	986
US printed directories (Yellow Book East)		
Unique advertisers (units) [(1)]	34,352	34,582
Number of directories published (units)	63	54
Unique advertiser retention rate (%) [(2)]	66.5	67.9
Turnover per unique advertiser (£)	1,691	1,825
US printed directories (Yellow Book West) [(3)]		
Unique advertisers (units) [(1)]		63,964
Number of directories published (units)		68
Unique advertiser retention rate (%) [(2)]		75.9
Turnover per unique advertiser (£)		727
Other UK products and services		
Yell.com page impressions for June (in millions) [(4)]	20.7	32.7

---

(1) *Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise. For Yellow Book East, the number includes internet accounts and a small number of duplicates between regions.*

(2) *Proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States this measure is based on unique directory advertisers.*

(3) *Information is provided only for the three months ended 30 June 2002, the first quarter in which the financial results of Yellow Book West have been included within the Yell Group's financial results.*

(4) *A file or a combination of files sent to a user as a result of that user's request being received by the server.*

Turnover

Turnover during the three months ended 30 June 2001 and 2002 is summarised in the table below:

	Three months ended 30 June		
	2001[1] Aggregated	2002	Change
	(£ in millions)		*(%)*
UK printed directories:			
Yellow Pages	116.2	123.5	*6.3%*
Business Pages	10.0	5.3	*(47.0)%*
Total UK printed directories	126.2	128.8	*2.1%*
US printed directories:			
Yellow Book East	58.1	63.1	*8.6[2]%*
Yellow Book West	-	46.5	
Total US printed directories	58.1	109.6	*88.6%*
Other UK products and services	9.5	10.1	*6.3%*
Group turnover	193.8	248.5	*28.2%*

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 30 June 2001.*

(2) *The percentage change at the prior year exchange rate was 12.9%.*

Total Group turnover during the three months ended 30 June 2002 increased by £54.7 million, or 28.2%, compared to the same period last year. Excluding the turnover from Yellow Book West, our turnover increased by £8.2 million, or 4.2%, reflecting increased turnover during the quarter from both the UK printed directories and US printed directories (Yellow Book East) businesses. If Yellow Book East's turnover for the three months were included at prior year exchange rates, then group turnover (excluding Yellow Book West) would have grown by approximately 5.2%.

UK printed directories. Turnover from UK printed directories during the three months ended 30 June 2002 increased by £2.6 million, or 2.1%, due to increased turnover generated by the Yellow Pages directories, offset in part by a decrease in turnover from the Business Pages directories mainly due to the timing of publication of two directories whose revenue will be recognised in the next quarter.

Turnover from our Yellow Pages directories increased by £7.3 million, or 6.3%, despite the new price cap[1] of RPI minus 6% which was in effect for the full quarter. During the three months ended 30 June 2002, the average price of advertising in our Yellow Pages directories decreased by 4.4%, as compared to a 0.7% decrease in the same period of the prior year. The price cap applied to approximately 60% and 49% of our Group turnover in the three months ended 30 June 2001 and 2002, respectively.

1 Pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we previously could not raise advertising rates through 31 December 2001 in our Yellow Pages directories if the UK Retail Price Index ("RPI") was less than 2%. Effective from January 2002, we are now required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at RPI minus 6% for an expected period of four years from January 2002. We are not subject to any regulatory price constraints in the United States.

Our growth in turnover from Yellow Pages directories was the result of:

- an increase in the number of unique advertisers, from 125,470 unique advertisers in the corresponding period of the prior financial year to 130,637 unique advertisers in the first quarter of this financial year, due primarily to the continued success of our first-year advertiser discount programmes; and

- continuing strong advertiser yield, despite the RPI minus 6% pricing regime, with an increase in advertiser yield on a volume basis driven by the continuing take up of colour advertising (17.9% of advertisers have taken up colour in the three months ended 30 June 2002), advertisers trading up to larger advertisements and the introduction of a new discount programme "Move In" which enables first-year advertisers to take out discounted quarter-column advertisements for the first time, rather than the smaller semi-display advertisements that were only available under last year's "First Steps" discount programme.

The increase in turnover from our Yellow Pages directories was offset in part by a £4.7 million, or 47.0%, decrease in turnover from our Business Pages directories. This decrease was largely attributable to the delay in publication of two Business Pages directories whose revenues will be recognised in the second quarter of the current financial year.

US printed directories. Turnover from US printed directories during the three months ended 30 June 2002 was £109.6 million compared to £58.1 million during the same period in the prior financial year. Turnover of £46.5 million was attributable to the results of operation of Yellow Book West and £63.1 million to the results of Yellow Book East.

The £5.0 million, or 8.6%, increase in Yellow Book East's turnover, as stated on a pounds sterling basis, was negatively affected by a weakening of the US dollar. As translated at prior year exchange rates, the increase was £7.5 million, or 12.9%. The increase in Yellow Book East's turnover was due to:

- same-market growth, excluding the Manhattan directory, of approximately £3.1 million, or 9.5%. Including the Manhattan directory, same-market growth was approximately 4.9%. Turnover from the Manhattan directory was particularly affected by a disruption of the sales cycle and the difficult market conditions following the events of 11 September 2001; and

- two new directory launches in Nassau County and North Boston, together with first-time revenues from last year's prototype directory in Jackson, Mississippi, contributed £7.3 million of total Yellow Book East turnover.

The above revenues were partially offset by a decrease in turnover of £2.8 million resulting from the rephasing of some directories.

Yellow Book East sold advertising to 34,582 unique advertisers during the three months ended 30 June 2002, as compared to the 34,352 unique advertisers we had during the corresponding period in the prior financial year. The relatively low increase in volume of customers was caused by a rephasing of some directories into later periods, the rescoping of community books and difficult market conditions in Manhattan. We also benefited from growth in average turnover per unique advertiser to £1,825 from £1,691 in the same period in the prior financial year, largely due to increases in volume and mix of types of advertising sold.

Customer retention rates for Yellow Book East for the three months ended 30 June 2002 increased to 67.9% from 66.5% in the same period in the prior financial year due to an improved sales focus on repeat customers.

Turnover from the acquired McLeod operations was £46.5 million for the period from its acquisition on 16 April 2002 through 30 June 2002. Same-market growth during the quarter for the Yellow Book West directories was 2.3%. Yellow Book West's contribution to Yell's turnover during the period was the result of sales made by the McLeod sales organisation prior to the McLeod acquisition by Yell. The results therefore do not reflect any benefit of integration with the Yellow Book East sales organisation, which we believe is one of Yellow Book East's competitive strengths.

Other UK products and services. Turnover from other products and services during the three months ended 30 June 2002 increased by £0.6 million, or 6.3%, compared to the first quarter of the 2001 financial year. This growth was due primarily to growth in our online services relating to Yell.com, which grew from £3.2 million during the quarter ended 30 June 2001 to £4.8 million during the quarter ended 30 June 2002. Growth in Yell.com more than offset a decline in turnover from Talking Pages and Yell Data.

Cost of Sales

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

In general, we recognise the cost of sales for each directory on completion of delivery of that directory. Cost of sales during the three months ended 30 June 2001 and 2002 are summarised in the table that follows:

	Three months ended 30 June		
	2001[(1)] Aggregated	**2002**	**Change**
	(£ in millions)		***(%)***
UK printed directories:			
Yellow Pages	42.0	45.7	*8.8%*
Business Pages	3.4	1.5	*(55.9)%*
Total UK printed directories	45.4	47.2	*4.0%*
US printed directories:			
Yellow Book East	35.0	38.8	*10.9[(2)]%*
Yellow Book West	-	28.7	
Total US printed directories	35.0	67.5	*92.9%*
Other UK products and services	3.6	3.4	*(5.6)%*
Total cost of sales	84.0	118.1	*40.6%*

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 30 June 2001.*

(2) *The percentage change at the prior year exchange rate was 15.4%.*

Total cost of sales during the three months ended 30 June 2002 increased by £34.1 million, compared to the three months ended 30 June 2001. The acquisition of McLeod accounts for £28.7 million of the increase.

The £1.8 million, or 4.0%, increase in cost of sales for UK printed directories reflected higher advertisement volumes caused by four rescoped directories, and increases in printing and production costs associated with the introduction of colour into our Yellow Pages directories. This increase is partially offset by the deferral of costs associated with the delay in publication of the two Business Pages directories. As a percentage of turnover from UK printed directories, cost of sales for UK printed directories was 36.6%, as compared to 36.0% for the corresponding period in the prior financial year.

The £3.8 million, or 10.9%, increase in cost of sales for Yellow Book East directories reflected increased selling costs experienced from recently launched publications and rescoped directories. As a percentage of turnover from Yellow Book East directories, cost of sales for Yellow Book East directories was 61.5%, as compared to 60.2% for the corresponding period in the prior financial year.

Cost of sales for other products and services during the first quarter of the current financial year was £0.2 million lower than during the same period in the prior year.

Our consolidated bad debt expense was £17.4 million or 7.0% of Group turnover in the three months ended 30 June 2002 as compared to £11.4 million or 5.9% of Group turnover for the same period ended 30 June 2001 primarily due to the higher US share of the Group's bad debt expense. The charge for UK bad debts for the three months ended 30 June 2002 was 4.3% of UK printed directories and other products and services turnover compared to a 3.7% charge for the period ended 30 June 2001 (which was favourably impacted by the release of reserves following an over-provision in prior periods). The US bad debt expense was 8.9% of US printed directories turnover in the three months ended 30 June 2002 as compared to 11.0% for the same period in the prior financial year. Historically, the US bad debt expense has been higher due to different market dynamics.

Gross profit and gross profit margin

Gross profit and gross profit margin during the three months ended 30 June 2001 and 2002 are summarised in the table that follows:

	Three months ended 30 June		
	2001[1] Aggregated	2002	Change
	(£ in millions)		*(%)*
UK printed directories:			
Yellow Pages	74.2	77.8	*4.9%*
Business Pages	6.6	3.8	*(42.4)%*
Total UK printed directories	80.8	81.6	*0.1%*
US printed directories:			
Yellow Book East	23.1	24.3	*5.2[2]%*
Yellow Book West	-	17.8	
Total US printed directories	23.1	42.1	*82.3%*
Other UK products and services	5.9	6.7	*13.6%*
Gross profit	109.8	130.4	*18.8%*
Gross profit margin (%)			
Yellow Pages	63.9	63.0	
Business Pages	66.0	71.7	
Yellow Book East	39.8	38.5	
Yellow Book West	-	38.3	
Other UK products and services	62.1	66.3	
Group Total (%)	56.7	52.5	

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 30 June 2001.*

(2) *The percentage change at the prior year exchange rate was 9.0%.*

Gross profit increased by £20.6 million, from £109.8 million during the three months ended 30 June 2001 to £130.4 million during the three months ended 30 June 2002. Gross profit as a percentage of Group turnover decreased from 56.7% during the three months ended 30 June 2001 to 52.5% during the three months ended 30 June 2002, reflecting principally the changing geographic mix of our operations resulting from the increased contribution of our US business.

In the three months ended 30 June 2002, over 55% of our turnover came from our UK operations. Our printed directories business in the United Kingdom, which we view as more developed and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States.

In contrast, we have been expanding our geographic coverage in the United States, both through further acquisitions of independent directory publishers and through new directory launches. Directory launches into new markets necessarily require us to incur higher costs, and our position as an independent competitor in our markets leads us to charge lower advertising prices than those offered by incumbent competitors. Our overall gross profit margin is therefore affected and will continue to be affected to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

While we expect to continue to expand our geographic coverage in the United States, we do not intend in the near-to-medium term to continue to launch new directories at the same rate as in recent years. We have increased our focus on enhancing our operating efficiencies and organic growth in the United States, and we believe there will be opportunities to improve our US gross profit margins as our US operations become more established.

Distribution Costs and Administrative Costs

Our distribution costs consist principally of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

We incurred distribution costs of £9.0 million during the three months ended 30 June 2002 compared to £6.2 million during the three months ended 30 June 2001. Distribution costs represented 3.2% and 3.6% of Group turnover during the three months ended 30 June 2001 and 2002, respectively.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses.

Administrative costs increased by £30.6 million, or 47.7%, from £64.1 million in the three months ended 30 June 2001 to £94.7 million in the three months ended 30 June 2002. The increase was largely due to:

- a £16.5 million increase in the amortisation of goodwill following the Yell Purchase and McLeod acquisition; and

- the expensing of £15.0 million of costs incurred for the withdrawn initial public offering of our parent company;

- offset by a £3.0 million reduction in US management incentive scheme costs for a scheme that was terminated on 22 June 2001.

Excluding the effect of these items, administrative expenses increased by £2.1 million or 3.9%, in line with the growth of our business.

Group Operating Profit, EBITDA and Adjusted EBITDA

Group operating profit, EBITDA and Adjusted EBITDA for the three months ended 30 June 2001 and 2002 is provided as follows:

	Three months ended 30 June		
	2001 Aggregated[1]	2002	Change
	(£ in millions)		*(%)*
Group operating profit	39.5	26.7	*(32.4)%*
Goodwill amortisation	7.1	23.6	*232.4%*
Depreciation	4.9	5.3	*8.2%*
EBITDA	51.5	55.6	*8.0%*
IPO costs	-	15.0	
Management incentive scheme	3.0	-	
Adjusted EBITDA	54.5	70.6	*29.5%*
UK operations	50.5	53.0	*5.0%*
US operations (Yellow Book East)	4.0	8.7	*117.5%*
US operations (Yellow Book West)	-	8.9	
Adjusted EBITDA margin (%)			
UK operations	37.2	38.2	
US operations (Yellow Book East)	6.9	13.8	
US operations (Yellow Book West))	-	19.1	

(1) *Includes the predecessor results through 22 June 2001 and the successor results through 30 June 2001.*

Operating profit decreased by £12.8 million, from £39.5 million for the three months ended 30 June 2001 to £26.7 million for the three months ended 30 June 2002, largely as a result of the increased goodwill amortisation and the costs associated with the withdrawn initial public offering, which more than offset the positive effect of Yellow Book West.

EBITDA, which we calculated by excluding from our operating profit the effect of the goodwill amortisation and depreciation, increased 8.0%, and Adjusted EBITDA, which we calculate by further excluding the costs associated with the withdrawn initial public offering of our parent company and, in the prior year, the costs of the terminated US management incentive scheme, increased by 29.5%.

The acquisition of McLeod was the most important factor leading to growth in Adjusted EBITDA, followed by increases attributable to Yellow Book East and the UK operations. The increase in EBITDA experienced by the UK operations also benefited from a decrease in the loss before interest, tax, depreciation and amortisation relating to Yell.com. For the three months ended 30 June 2002 this loss for Yell.com was £0.4 million as compared to a loss of £3.9 million for the three months ended 30 June 2001.

Net Interest Payable

Net interest payable was £57.6 million in the three months ended 30 June 2002 compared to £10.2 million in the three months ended 30 June 2001. The increase was primarily due to increased borrowings in connection with the Yell Purchase and McLeod acquisition.

Tax on Profit on Ordinary Activities

Taxation of £11.3 million incurred during the period from 1 April to 22 June 2001 primarily arose as UK corporation tax on the results of our UK operations before they were acquired from BT.

Taxation of £1.7 million for the three months ended 30 June 2002 and £1.0 million during the period from 22 June to 30 June 2001 includes the effect of treating goodwill amortisation as a non-allowable charge for purposes of determining UK corporation tax. Our future taxation charge will depend on our taxable income in the United Kingdom and United States.

Net Profit (Loss)

The net loss was £32.6 million for the three months ended 30 June 2002 as compared to a net profit of £17.0 million for the same period in the prior financial year largely as a result of the increases in goodwill amortisation and interest payable described above.

Liquidity and Capital Resources

Prior to the Yell Purchase, our principal source of liquidity was cash flow generated from our operations and from loans from BT to fund acquisitions. We will continue to fund our existing business largely from cash flows generated from our operations. In addition, we have access to a £100.0 million revolving credit facility as part of the senior credit facilities, of which the full amount was available at 30 June 2002.

Cash Flows

The cash flows of the combined predecessor Yell Group for the period from 1 April to 22 June 2001 and the cash flows of the consolidated successor Yell Group for the period from 22 June to 30 June 2001 and the three months ended 30 June 2002 are summarised in the table below.

	Combined (Predecessor)	Consolidated (Successor)	
	1 April to 22 June 2001	22 June to 30 June 2001	Three months ended 30 June 2002
	(£ in millions)		
Net cash inflow from operating activities	37.6	3.1	78.8
Net cash outflow from returns on investments and servicing of finance	(8.8)	(35.7)	(31.7)
Net cash outflow for capital expenditure and acquisitions	(16.9)	(1,928.5)	(429.3)
Net cash inflow (outflow) before financing	11.9	(1,961.1)	(382.2)
Net cash inflow from financing	12.4	2,030.0	404.9
Increase in net cash	24.3	68.9	22.7

Net cash inflow from operating activities for the three months ended 30 June 2002 was £78.8 million, compared with an inflow of £40.7 million for the three months ended 30 June 2001. The increase in cash flow reflected the inclusion of Yellow Book West, the timing of payments around quarter end and a further improvement in receivables. Net cash inflow from operating activities for the three months ended 30 June 2002 included £3.9 million of expenses paid for our parent company's withdrawn initial public offering. We expect to pay an additional £11.1 million to settle all bills related to our parent company's withdrawn initial public offering.

Net cash outflow from returns on investments and servicing of finance for the three months ended 30 June 2002 principally comprises net interest payments of £21.3 million and fees of £10.4 million paid to acquire financing for the acquisition of McLeod.

Net cash outflow for capital expenditures and financial investment comprises capital expenditure on fixed assets and purchases of subsidiary undertakings, net of cash acquired. Capital expenditure in the three months ended 30 June 2002 was £5.6 million compared to £5.2 million for the period from 1 April to 22 June 2001. We also paid £11.7 million to BT in the period from 1 April through 22 June 2001 for the transfer of a car fleet to one of our subsidiaries in March 2001. The successor Yell Group did not purchase fixed assets in the period from 22 June to 30 June 2001.

On 16 April 2002 we purchased McLeod for $600.0 million (£417.0 million) plus expenses of $25.0 million (£17.4 million). We financed the McLeod acquisition, completed on 16 April 2002, through $250.0 million (£173.7 million) of senior bank financing and a $250.0 million (£173.7 million) bridge facility together with $87.7 million (£60.9 million) of additional funds in the form of subordinated non-cash pay loans from our existing investors and $37.3 million (£25.9 million) of unrestricted cash from our available cash balances. As a result, our overall borrowings before the offset of finance costs increased by approximately £408 million. Although we are not obliged to refinance the bridge facility, the interest rate on the bridge facility increases over time and therefore we are considering alternative methods of finance.

On 22 June 2001, the successor Yell Group purchased the predecessor Yell Group from BT. The cash amounts paid on that date totalled £1,922.0 million. We purchased another subsidiary in the United States for £6.5 million in a separate transaction on 29 June 2001.

Capital Resources

At 30 June 2002, we had cash of £121.3 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of £2,359.5 million at 30 June 2002 as detailed in the table below.

	(£ in millions)
Long-term loans and other borrowings	
Term Loan A	600.0
Term Loan B	175.0
Term Loan C	171.0
Term Loan D	163.6
Senior Sterling Notes due 2011	250.0
Senior Dollar Notes due 2011	130.9
Senior Discount Dollar Notes due 2011	110.7
Bridge facility	164.5
Vendor note and deep discount bonds	761.8
Other	2.0
Total debt	2,529.5
Unamortised financing costs	(48.7)
Cash at bank	(121.3)
Net debt at end of the period	2,359.5

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. We anticipate that we will have to refinance in part the repayment of the senior notes at maturity. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us. The first principal repayments we are required to make on the senior credit facilities are on 30 September 2002, in the amounts of £25.8 million and $0.9 million.

The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for senior debt to Earnings, before Interest, Tax, Depreciation and Amortisation ("EBITDA", as defined in the senior credit facilities), cash flow to total debt service, EBITDA (as defined in the senior credit facilities) to net cash interest payable and total net debt to EBITDA (as defined in the senior credit facilities) and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. We have reported that we maintained the financial ratios for the quarter ended 30 June 2002 in compliance with these debt covenants.

We do not have any off-balance sheet arrangements other than employee incentivisation arrangements that are triggered upon an initial public offering and the interest rate hedges discussed below.

Other Matters

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities, we are required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years with the Yellow Book West indebtedness being hedged to these levels by 16 July 2002. We have hedged at 30 June 2002 nearly 84% of the indebtedness under the senior credit facilities for 15 months using interest rate swaps and 42% for the following nine months. At 30 June 2002, we had £15.9 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities" for US GAAP.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the dollar and the pound sterling will affect the translation of the results of our US operations into pound sterling. We do not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although we will continue to review this practice.

At 30 June 2002, we had £688.5 million of borrowings denominated in dollars and £1,214.5 million of borrowings that accrue interest at variable rates, before taking into account hedging arrangements. Taking into account our current debt structure and hedging arrangements, we expect quarterly interest charges of approximately £58 million. As of 30 June 2002, taking into account the hedging arrangements, if the annualised variable interest rates had been 1.0% higher or lower with no change in exchange rates, our interest charge would vary by approximately £0.8 million per quarter higher or lower, respectively, taking into account our hedging arrangements, or £3.0 million per quarter higher or lower, respectively, without taking into account hedging arrangements. Further, taking into account our US dollar-denominated liabilities, if the average dollar/pound sterling exchange rate during the quarter would have been $1.61 to £1.00, for example, instead of $1.46 to £1.00, the approximate rate effective for the three months ended 30 June 2002, then our quarterly interest charge would have been approximately £1.0 million lower.

The bridge facility (comprised of Series A and Series B Notes), which was used together with additional funds from existing investors and unrestricted cash to finance the McLeod acquisition, is repayable on three days' notice at the discretion of the Yell Group until 16 April 2003, at which time it converts to rollover notes due August 2011.

Interest is payable quarterly in arrears on Series A Notes of $200 million (£139.0 million). The initial interest rate for the Series A Notes is the higher of a fixed rate of 9.5% and LIBOR plus a margin of 7.4%. Both the fixed rate and the margin increase by 0.5% per month commencing 16 July 2002 until 16 November 2002, after which the interest rate is the higher of a fixed rate of 12.0% and LIBOR plus a margin of 9.9%. The interest rate for the Series A Notes is capped at 14.0% (or during the continuance of an event of default, 16.0%) and any interest in excess of 12.5% may, at our option, be capitalised.

Interest is capitalised on the Series B Notes of $50 million (£34.7 million) on a quarterly basis. The initial interest rate for the Series B Notes is the higher of a fixed rate of 12.5% and LIBOR plus a margin of 10.4%. Both the fixed rate and the margin increase by 0.5% per month commencing 16 July 2002 until 16 November 2002, after which the interest rate is the higher of a fixed rate of 15.0% and LIBOR plus a margin of 12.4%. The interest rate for the Series B Notes is capped at 15.5% (or during the continuance of an event of default, 18.0%).

Recent US GAAP Accounting Pronouncements

In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No 141 "Business Combinations" ("SFAS 141"), which supersedes APB Opinion No 16 "Business Combinations" and Statement of Financial Accounting Standards No 38 "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be applied for all business combinations initiated after 30 June 2001. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

Also in June 2001, the FASB issued Statement of Financial Accounting Standards No 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the discontinuance of goodwill amortisation. In addition, SFAS 142 includes certain provisions regarding the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of existing recognised intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Yell Group adopted the Standard on 1 April, and the effects of the adoption are presented in the Notes to the Financial Information for Yell Group plc.

In August 2001, the FASB issued Statement of Financial Accounting Standards No 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

Also in August 2001, the FASB issued Statement of Financial Accounting Standards No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of any entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No 145 "Recission of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No 13 and Technical Corrections" ("SFAS 145"). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15 2002; however, certain sections are effective for transactions occurring after 15 May 2002.

In July 2002, The FASB issued SFAS Statement of Financial Accounting Standards No 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This standard will require Companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for fiscal years beginning after 31 December 2002. The Group does not expect the adoption of this standard to have a material effect on its financial statements.

Critical Accounting Policies

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the US Securities and Exchange Commission ("SEC") on 19 July 2002. A discussion of the most significant policies that require our management to make subjective and complex judgements or to consider matters that are inherently uncertain are also contained in that document.

Consolidated results of our parent company

We have included certain unaudited combined and consolidated financial information of our parent company, Yell Group plc and its subsidiaries, as an appendix to the condensed combined and consolidated financial information of Yell Finance B.V., in order to highlight differences between what our parent company would report under UK GAAP using UK presentational conventions and what we report under UK GAAP using US reporting conventions and to satisfy the requirements of our parent company to produce a UK GAAP to US GAAP reconciliation.

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches and the markets in which we operate.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the SEC on 19 July 2002 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

YELL FINANCE B.V. AND SUBSIDIARIES

COMBINED AND CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Unaudited)	Notes	Combined (Predecessor) 1 April to 22 June 2001 (note 1)	Consolidated (Successor) 22 June to 30 June 2001	Consolidated (Successor) Three months ended 30 June 2002
		(£ in millions)		
Turnover				
Continuing activities		169.1	24.7	202.0
Acquisitions		-	-	46.5
Group turnover	2	169.1	24.7	248.5
Cost of sales		(71.1)	(12.9)	(118.1)
Gross profit		98.0	11.8	130.4
Distribution costs		(5.5)	(0.7)	(9.0)
Administrative costs				
Ordinary items		(56.6)	(4.5)	(79.7)
Exceptional items	4	(3.0)	-	(15.0)
		(59.6)	(4.5)	(94.7)
Operating profit				
Continuing activities		32.9	6.6	21.9
Acquisitions		-	-	4.8
Total operating profit	3	32.9	6.6	26.7
Net interest payable		(5.8)	(4.4)	(57.6)
Profit (loss) on ordinary activities before taxation		27.1	2.2	(30.9)
Tax on profit (loss) on ordinary activities		(11.3)	(1.0)	(1.7)
Profit (loss) for the financial period	9	15.8	1.2	(32.6)

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(Unaudited)	Notes	Combined (Predecessor) 1 April to 22 June 2001 (note 1)	Consolidated (Successor) 22 June to 30 June 2001	Consolidated (Successor) Three months ended 30 June 2002
		(£ in millions)		
Profit (loss) for the financial period		15.8	1.2	(32.6)
Currency movements	9	0.8	2.3	(25.2)
Total recognised gains and losses for the financial period		16.6	3.5	(57.8)

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS

	Combined (Predecessor)	Consolidated (Successor)	
(Unaudited)	**1 April to 22 June 2001** (note 1)	**22 June to 30 June 2001**	**Three months ended 30 June 2002**
		(£ in millions)	
Net cash inflow from operating activities	37.6	3.1	78.8
Returns on investments and servicing of finance			
Interest paid	(8.8)	-	(21.3)
Finance fees paid	-	(35.7)	(10.4)
Net cash outflow for returns on investments and servicing of finance	(8.8)	(35.7)	(31.7)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(5.2)	-	(5.6)
Payment for assets transferred from BT	(11.7)	-	-
Net cash outflow for capital expenditure and financial investment	(16.9)	-	(5.6)
Acquisitions			
Purchase of subsidiary undertakings, net of cash acquired	-	(1,928.5)	(423.7)
Net cash outflow for acquisitions	-	(1,928.5)	(423.7)
Net cash (outflow) inflow before financing	11.9	(1,961.1)	(382.2)
Financing			
Issue of ordinary share capital and capital contributions received	-	1.0	0.1
Expenses of withdrawn initial public offering	-	-	(3.9)
New loans issued	12.4	2,029.0	408.7
Net cash inflow from financing	12.4	2,030.0	404.9
Increase in net cash in the period	24.3	68.9	22.7
Total operating profit	32.9	6.6	26.7
Depreciation	4.4	0.5	5.3
Goodwill amortisation	5.4	1.7	23.6
(Increase) decrease in stocks	(12.1)	3.4	(3.9)
Decrease (increase) in debtors	3.4	(8.4)	7.6
Increase in creditors	3.6	(0.7)	19.5
Net cash inflow from operating activities	37.6	3.1	78.8

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)	Notes	At 31 March 2002	At 30 June 2002
		(£ in millions)	
Fixed assets			
Intangible assets	6	1,640.5	1,897.5
Tangible assets		30.0	50.4
Investment		2.1	2.0
Total fixed assets		1,672.6	1,949.9
Current assets			
Stocks		90.9	122.7
Debtors	7	337.3	392.2
Cash at bank and in hand		100.1	121.3
Total current assets		528.3	636.2
Creditors: amounts falling due within one year			
Loans and other borrowings	5,8	(53.4)	(54.8)
Other creditors		(146.7)	(212.9)
Total creditors: amounts falling due within one year		(200.1)	(267.7)
Net current assets		328.2	368.5
Total assets less current liabilities		2,000.8	2,318.4
Creditors: amounts falling due after more than one year			
Loans and other borrowings	5,8	(2,050.7)	(2,426.0)
Net liabilities		(49.9)	(107.6)
Capital and reserves			
Called up share capital		0.1	0.2
Share premium account		0.9	0.9
Profit and loss account (deficit)		(50.9)	(108.7)
Equity shareholders' deficit	9	(49.9)	(107.6)

The accompanying unaudited condensed notes are an integral part of these financial statements.

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation, combination and consolidation

The presentations in the profit and loss accounts and cash flow statements for the periods from 1 April to 22 June 2001 and from 22 June to 30 June 2001 of certain amounts have been reclassified to conform with the presentations in the quarter ended 30 June 2002.

The principal activity of the Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

On 22 June 2001, Yell Finance B.V. and its subsidiaries acquired from British Telecommunications plc ("BT") the net assets of the Yellow Pages business unit of BT, which had been transferred to a separate legal entity, Yell Limited, on 6 March 2001, Yellow Pages Sales Limited and General Art Services Limited (collectively "Yellow Pages") and Yellow Book USA, Inc. and its subsidiary undertakings ("Yellow Book East").

The financial information presented here for the period from 1 April to 22 June 2001 represents an aggregation of the historical financial information of Yellow Pages and of Yellow Book East, since its acquisition by BT, as if the Yell Group had been formed as a discrete operation throughout the period. The capital structure of the Yell Group and its interest charges, goodwill amortisation, amortisation costs, pension costs and tax charges for the period up to 22 June 2001 are significantly different from those that have existed since the acquisition. In particular, BT's net investment in the Yell Group was replaced by share capital, reserves and external borrowings.

The unaudited interim financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2002 contained in the Form 20-F filed with the US Securities and Exchange Commission on 19 July 2002.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the combined and consolidated results, financial position and cash flows for each period presented. The combined and consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the US Securities and Exchange Commission on 19 July 2002 which includes the audited combined and consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2002.

The preparation of the combined and consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

2. Turnover

	Combined (Predecessor)	Consolidated (Successor)	
	1 April to 22 June 2001	22 June to 30 June 2001	Three months ended 30 June 2002
	(£ in millions)		
UK printed directories:			
Yellow Pages	111.2	5.0	123.5
Business Pages	7.3	2.7	5.3
Total UK printed directories	118.5	7.7	128.8
Other products and services	8.3	1.2	10.1
Total United Kingdom	126.8	8.9	138.9
US printed directories:			
Yellow Book East	42.3	15.8	63.1
Yellow Book West	-	-	46.5
Total US printed directories	42.3	15.8	109.6
Group turnover	169.1	24.7	248.5

3. Operating profit

	Combined (Predecessor)	Consolidated (Successor)	
	1 April to 22 June 2001	22 June to 30 June 2001	Three months ended 30 June 2002
	(£ in millions)		
UK printed directories			
Yellow Pages	42.9	1.6	18.7
Business Pages	3.9	1.4	2.9
Total UK printed directories	46.8	3.0	21.6
Other	(4.4)	0.2	(1.1)
Total United Kingdom	42.4	3.2	20.5
US printed directories			
Yellow Book East	(9.5)	3.4	1.4
Yellow Book West	-	-	4.8
Total US printed directories	(9.5)	3.4	6.2
Operating profit	32.9	6.6	26.7

4. Exceptional items

Certain of Yellow Book East management were awarded units under an incentive plan, the charge for which amounted to £3.0 million for the period from 1 April to 22 June 2001. This plan was terminated as part of the Yell Purchase. For the three months ended 30 June 2002 exceptional administration costs of £15.0 million relate to the professional fees and other expenses incurred in relation to the withdrawn initial public offering of shares in our parent company, Yell Group plc.

5. Net debt

Analysis of net debt

	At 31 March 2002	At 30 June 2002
	(£ in millions)	
Long-term loans and other borrowings falling due after more than one year	2,050.7	2,426.0
Short-term borrowings and long-term loans and other borrowings falling due within one year	53.4	54.8
Total debt	2,104.1	2,480.8
Cash at bank and in hand	(100.1)	(121.3)
Net debt at end of period	2,004.0	2,359.5

Reconciliation of movement in net debt	Total cash less bank Overdraft	Debt due within one year excluding-bank overdraft	Debt due after one year	Net debt
		(£ in millions)		
At 31 March 2002	100.1	(53.4)	(2,050.7)	(2,004.0)
Cash flow from operations less interest paid and capital expenditures	51.9	-	-	51.9
Cash outflow on withdrawn initial public offering	(3.9)	-	-	(3.9)
Cash inflow from financing of acquisitions	408.8	-	(408.7)	0.1
Cash outflow on acquisitions	(423.7)	-	-	(423.7)
Finance fees paid	(10.4)	-	10.4	-
Interest and amortised fees	-	-	(22.2)	(22.2)
Currency movements	(1.5)	-	45.2	43.7
Other non-cash items	-	(1.4)	-	(1.4)
At 30 June 2002	121.3	(54.8)	(2,426.0)	(2,359.5)

5. Net debt (continued)

The terms of the senior credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to EBITDA ("Earnings Before Interest, Tax, Depreciation and Amortisation" as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA, and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. Since 30 June 2001, the date of the first quarterly report, Yell Finance B.V. has maintained the financial ratios in compliance with the debt covenants.

6. Intangible assets

The Yell Group was acquired from BT on 22 June 2001 for a purchase price of £2,007.6 million, net of £39.8 million refunded in July 2001, resulting in goodwill of £1,703.1 million. The Yell Group purchased another subsidiary in a separate transaction on 29 June 2001 that gave rise to £6.5 million of goodwill.

On 16 April 2002, the Yell Group acquired McLeodUSA Media Group, Inc. ("McLeod" or "Yellow Book West") for an aggregate purchase price of £417.0 million plus expenses, resulting in goodwill of £335.5 million. The unaudited condensed pro forma financial information for the Yell Group, as if the purchase took place on 1 April 2001, for the three months ended 30 June 2001 and 2002 is as follows:

	Quarter ended 30 June 2001	Quarter ended 30 June 2002
	(£ in millions)	
Group turnover	249.4	260.9
Profit (loss) for the period	35.1	(29.9)

In management's opinion, the unaudited condensed pro forma financial information is not necessarily indicative of what the actual aggregated results might have been if the acquisition had been effective on 1 April 2001.

The amount of goodwill arising from the McLeod acquisition at 30 June 2002 reflects management's preliminary determination of the fair value adjustments to be recorded on that date. The results of an extensive evaluation of fair values may require management to adjust the amount of goodwill in future periods. Goodwill arising on the acquisition from BT and the McLeod acquisition is being amortised on a straight-line basis over 20 years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

7. Debtors

	At 31 March 2002	At 30 June 2002
	(£ in millions)	
Trade debtors	287.3	334.5
Other	6.8	8.3
Accrued income	32.1	36.0
Prepayments	7.7	10.1
Deferred tax asset	3.4	3.3
Total debt	337.3	392.2

All amounts above fall due within one year except for the deferred tax asset, which falls due after more than one year.

8. Loans and other borrowings

	At 31 March 2002	At 30 June 2002
	(£ in millions)	
Amounts falling due within one year		
Senior credit facilities	52.8	52.7
Net obligations under finance leases	0.6	2.1
Total amounts falling due within one year	53.4	54.8
Amounts falling due after more than one year		
Senior credit facilities	901.8	1,056.8
Senior notes:		
Senior sterling notes	250.0	250.0
Senior dollar notes	140.3	130.9
Senior discount dollar notes	114.6	110.7
Subordinated parent company loan	685.3	761.8
Bridge and revolving facilities	-	164.5
Net obligations under finance leases	0.1	-
Total amounts falling due after more than one year	2,092.1	2,474.7
Total loans and borrowings	2,145.5	2,529.5
Unamortised finance fees	(41.4)	(48.7)
Net loans and other borrowings	2,104.1	2,480.8

9. Changes in equity shareholders' funds deficit

	Share capital	Share premium	Profit and loss account	Total
		(£ in millions)		
Balance at 1 April 2002	0.1	0.9	(50.9)	(49.9)
Issuance of share capital (ordinary shares at par value)	0.1	-	-	0.1
Loss for the period	-	-	(32.6)	(32.6)
Currency movements (a)	-	-	(25.2)	(25.2)
Balance at 30 June 2002	0.2	0.9	(108.7)	(107.6)

(a) The cumulative foreign currency translation adjustment was £28.9 million at 30 June 2002.

10. Related party transactions

Transaction and monitoring fees charged to the Yell Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were $4.5 million (£3.1 million) each. The fees charged related to assistance in connection with the acquisition of McLeod.

YELL GROUP PLC AND SUBSIDIARIES
APPENDIX

Condensed combined and consolidated financial information of Yell Group plc and its subsidiaries

We have included certain unaudited condensed combined and consolidated condensed financial information of Yell Group plc and its subsidiaries ("Yell Group plc") as an appendix to the unaudited condensed combined and consolidated financial information of Yell Finance B.V. and its subsidiaries ("Yell Finance B.V."), in order to highlight what Yell Group plc would report under UK GAAP using UK presentational conventions and to satisfy the requirements of Yell Group plc to produce a UK GAAP to US GAAP reconciliation.

The unaudited financial information for Yell Group plc includes:

- condensed combined and consolidated profit and loss accounts for the three month periods ended 30 June 2001 and 2002. The results for the three months ended 30 June 2001 are an aggregation of the predecessor combined results for the period from 1 April to 22 June 2001 and the successor consolidated results for the period from 22 June to 30 June 2001 in line with presentational conventions in the United Kingdom;

- condensed combined cash flow statement for the three month periods ended 30 June 2001 and 2002. The cash flows for the three months ended 30 June 2001 are an aggregation of the predecessor combined cash flows for the period from 1 April to 22 June 2001 and the consolidated cash flow statements for the period from 22 June to 30 June 2001;

- condensed consolidated balance sheets at 31 March 2002 and 30 June 2002;

- analysis of net debt at 31 March 2002 and 30 June 2002 and movement in net debt for the three month period ended 30 June 2002;

- changes in equity shareholders' deficit for the three months ended 30 June 2002;

- a reconciliation of results between US GAAP and UK GAAP for the three month periods ended 30 June 2001 and 2002.

The following unaudited condensed financial information has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2002 contained in the Form 20-F filed with the SEC on 19 July 2002.

YELL GROUP PLC AND SUBSIDIARIES

COMBINED AND CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(Unaudited)	Three months ended 30 June 2001 (Aggregated)	Three months ended 30 June 2002
	(£ in millions)	
Turnover		
Continuing activities	193.8	202.0
Acquisitions	-	46.5
Group turnover	193.8	248.5
Cost of sales	(84.0)	(118.1)
Gross profit	109.8	130.4
Distribution costs	(6.2)	(9.0)
Administrative costs		
Ordinary items	(61.1)	(79.7)
Exceptional items	(3.0)	(15.0)
	(64.1)	(94.7)
Operating profit		
Continuing activities	39.5	21.9
Acquisitions	-	4.8
Total operating profit	39.5	26.7
Net interest payable	(10.2)	(57.6)
Profit (loss) on ordinary activities before taxation	29.3	(30.9)
Tax on profit (loss) on ordinary activities	(12.3)	(1.7)
Profit (loss) for the financial period	17.0	(32.6)

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(Unaudited)	Three months ended 30 June 2001 (Aggregated)	Three months ended 30 June 2002
	(£ in millions)	
Profit (loss) for the financial period	17.0	(32.6)
Currency movements	3.1	(25.2)
Total recognised gains and losses for the financial period	20.1	(57.8)

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS

(Unaudited)	Three months ended 30 June 2001 (Aggregated)	Three months ended 30 June 2002
	(£ in millions)	
Net cash inflow from operating activities	40.7	78.8
Returns on investments and servicing of finance		
Interest paid	(8.8)	(21.3)
Finance fees paid	(45.7)	(10.4)
Net cash outflow for returns on investments and servicing of finance	(54.5)	(31.7)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(5.2)	(5.6)
Payment for assets transferred from BT	(11.7)	-
Net cash outflow for capital expenditure and financial investment	(16.9)	(5.6)
Acquisitions		
Purchase of subsidiary undertakings, net of cash acquired	(1,604.7)	(423.7)
Net cash outflow for acquisitions	(1,604.7)	(423.7)
Net cash (outflow) inflow before financing	(1,635.4)	(382.2)
Financing		
Issue of ordinary share capital and capital contributions received	1.0	0.1
Expenses of withdrawn initial public offering	-	(3.9)
Cash retained by BT on acquisition	(40.8)	-
New loans issued	2,051.4	408.7
Borrowings repaid	(332.1)	-
Net cash inflow from financing	1,679.5	404.9
Increase in net cash in the period	44.1	22.7
Total operating profit	39.5	26.7
Depreciation	4.9	5.3
Goodwill amortisation	7.1	23.6
(Increase) decrease in stocks	(8.7)	(3.9)
Decrease (increase) in debtors	(5.0)	7.6
Increase in creditors	2.9	19.5
Net cash inflow from operating activities	40.7	78.8

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)	At 31 March 2002	At 30 June 2002
	(£ in millions)	
Fixed assets		
Intangible assets	1,640.5	1,897.5
Tangible assets	30.0	50.4
Investment	2.1	2.0
Total fixed assets	1,672.6	1,949.9
Current assets		
Stocks	90.9	122.7
Debtors	337.3	392.2
Cash at bank and in hand	100.2	121.4
Total current assets	528.4	636.3
Creditors: amounts falling due within one year		
Loans and other borrowings	(53.4)	(54.8)
Other creditors	(146.7)	(212.9)
Total creditors: amounts falling due within one year	(200.1)	(267.7)
Net current assets	328.3	368.6
Total assets less current liabilities	2,000.9	2,318.5
Creditors: amounts falling due after more than one year		
Loans and other borrowings	(2,050.7)	(2,426.0)
Net liabilities	(49.8)	(107.5)
Capital and reserves		
Called up share capital	0.1	0.2
Share premium account	0.9	0.9
Other reserves	0.1	0.1
Profit and loss account (deficit)	(50.9)	(108.7)
Equity shareholders' deficit	(49.8)	(107.5)

See notes to the financial information for additional details.

Net debt

Analysis of net debt

	At 31 March 2002	At 30 June 2002
	(£ in millions)	
Long-term loans and other borrowings falling due after more than one year	2,050.7	2,426.0
Short-term borrowings and long-term loans and other borrowings falling due within one year	53.4	54.8
Total debt	2,104.1	2,480.8
Cash at bank and in hand	(100.2)	(121.4)
Net debt at end of period	2,003.9	2,359.4

Reconciliation of movement in net debt	Total cash less bank overdraft	Debt due within one year excluding-bank overdraft	Debt due After one year	Net debt
	(£ in millions)			
At 31 March 2002	100.2	(53.4)	(2,050.7)	(2,003.9)
Cash flow from operations less interest paid and capital expenditures	51.9	-	-	51.9
Cash outflow on withdrawn initial public offering	(3.9)	-	-	(3.9)
Cash inflow from financing of acquisitions	408.8	-	(408.7)	0.1
Cash outflow on acquisitions	(423.7)	-	-	(423.7)
Finance fees paid	(10.4)	-	10.4	-
Interest and amortised fees	-	-	(22.2)	(22.2)
Currency movements	(1.5)	-	45.2	43.7
Other non-cash items	-	(1.4)	-	(1.4)
At 30 June 2002	121.4	(54.8)	(2,426.0)	(2,359.4)

Changes in equity shareholders' deficit

	Share capital	Share premium	Other reserves	Profit and loss account	Total
			(£ in millions)		
Balance at 1 April 2002	0.1	0.9	0.1	(50.9)	(49.8)
Issuance of share capital (ordinary shares at par value)	0.1	-	-	-	0.1
Loss for the period	-	-	-	(32.6)	(32.6)
Currency movements	-	-	-	(25.2)	(25.2)
Balance at 30 June 2002	0.2	0.9	0.1	(108.7)	(107.5)

(a) The cumulative foreign currency translation adjustment was £28.9 million at 30 June 2002.

United States Generally Accepted Accounting Principles

Our combined and consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which differ in certain significant respects from those applicable in the United States (US GAAP). Differences result primarily from the different treatment of purchase price allocations when accounting for acquisitions, "push-down" accounting for payments made to certain members of management by BT, costs associated with selling advertisements, derivative financial instruments, pensions and deferred taxes. Under US GAAP, a portion of the purchase price is allocated, when accounting for acquisitions, to the deferred costs of directories that publish in the months immediately following the acquisition. Under UK GAAP, the deferred costs, which represent the value of selling efforts not yet realised, are valued at the lower of historical cost and net realisable value. The purchase price allocation under US GAAP increases the value of the selling effort to its fair value and, accordingly, profits in the period immediately following an acquisition would be significantly lower under US GAAP than under UK GAAP. Further, under US GAAP, a portion of the purchase price would be allocated to other intangible assets such as acquired customer relationships and brand names, which are amortised over a different life than the goodwill recorded under UK GAAP and establishing associated deferred taxes.

On 1 April 2002, the company adopted Statement of Financial Accounting Standards No 142 ("SFAS 142") "Goodwill and Other Intangible Assets". SFAS 142 eliminates amortisation of goodwill associated with business combinations completed after 30 June 2001. During the transition period from 1 July 2001 through 31 March 2002, the company's goodwill associated with business combinations completed prior to 1 July 2001 continued to be amortised over period of up to 20 years. Effective 1 April 2002, all goodwill amortisation was discontinued under US GAAP.

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (continued)

United States Generally Accepted Accounting Principles (continued)

The following information summarises estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' funds (deficit) from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

Net income (loss)

	Three months ended 30 June 2001 (Aggregated)	Three months ended 30 June 2002
	(£ in millions)	
Profit (loss) for the financial period under UK GAAP	17.0	(32.6)
Adjustment for:		
Directories in progress		
-Deferred costs	(6.6)	(13.1)
-Acquisition accounting	(10.8)	(24.1)
Pensions	(0.4)	(0.7)
Goodwill and other intangibles	(3.6)	(5.8)
Derivative financial instruments	-	(4.6)
Management incentive plans [a]	(24.1)	-
Deferred taxation	4.4	18.8
Net loss as adjusted for US GAAP	(24.1)	(62.1)

(a) Represents certain one-off adjustments that arose as a result of acquisitions, that only affect the year being reported.

Equity shareholders' deficit

	At 31 March 2002 As reported	At 30 June 2002
	(£ in millions)	
Equity shareholders' deficit under UK GAAP	(49.8)	(107.5)
Adjustment for:		
Directories in progress	(72.4)	(85.5)
Pensions	7.6	6.9
Goodwill and other intangibles	210.3	266.6
Derivative financial instruments	(11.3)	(15.9)
Deferred taxation	(235.0)	(248.9)
Equity shareholders' deficit as adjusted for US GAAP	(150.6)	(184.3)

United States Generally Accepted Accounting Principles (continued)

Effective 1 April 2001, the Group prospectively adopted SFAS 142 for US GAAP reporting purposes which suspends the amortisation of goodwill. To ensure comparability of the presentation of financial results to readers, this standard requires the presentation of earnings or losses for all periods to be adjusted for goodwill charges.

Net loss

	Three months ended 30 June 2001 (Aggregated)
	(£ in millions)
Reported net loss as adjusted for US GAAP	(24.1)
Goodwill amortisation, net of tax	3.1
Pro forma net loss as adjusted for US GAAP	(21.0)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22 2002

YELL FINANCE B.V.
(Registrant)

By: ____________________
Name: John Davis
Title: Chief Financial Officer